SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua São José, 20 GR 1602 - Parte
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.

We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of June 30, 2004, the related statements of income for the quarter and the semester then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company’s management.

2.

Except for the issue presented in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquires and discussions with the Company’s management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s and its subsidiaries financial position and operations.

3.

As described in Note 14 to the quarterly financial information, the Company and its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange variations in the year 2001, in conformity with Provisional Measure no.3/2001 and Deliberations no.404/2001 and 409/2001 from the Brazilian Securities Commission – CVM. The accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of June 30, 2004 the stockholders’ equity is overstated by approximately R$36 million (R$55 million as of March 31, 2004) and the net income for the quarter and semester ended June 30, 2004, is understated by approximately R$19 million and R$39 million respectively, net of fiscal effects.

4.

Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5.

As described in Note 7 to the Quarterly Information, as of June 30, 2004, the Company and its subsidiaries had recorded in current assets, accounts receivable in the amount of R$77 million, under the injunctions effect for payments suspension, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 and September 2002. These amounts are subject to changes, depending on the decision on judicial process under-way filed by electric energy sector, related to the interpretation of market regulation in effect for that period.

6.

The individual and consolidated financial statements as of March 31, 2004 presented for comparative purposes, were reviewed by us, and our report, dated April 30, 2004 included a qualification with respect to the deferral of net negative exchange variations for the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the wholesale Electric Energy Market – MAE for the period September 2000 to September 2002. The individual and consolidated statements of income in the quarter and semester ended June 30, 2003, presented for comparative purposes, were reviewed by us, and our report, dated August 1st, 2003, contains a qualification with respect to the deferral of net negative exchange variations in the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the MAE.

7.

Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in Note 24, the EBTIDA Statement included in Note 25, and the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the Quarterly Information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. This information was reviewed according to the review procedures mentioned in paragraph (2) above, and based on our special review, except for the issue presented in paragraph (3), is fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

8.	The accompanying quarterly report have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 23, 2004

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Engagement Partner

FEDERAL PUBLIC SERVICE	CORPORATE LAW
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	DATE - 06/30/2004

01.01 - IDENTIFICATION
1 - CVM CODE 00403-0	2 - NAME OF COMPANY COMPANHIA SIDERÚRGICA NACIONAL	3 - TAX PAYER 33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
1	Total Assets	25,128,170	24,463,953
1.01	Current Assets	5,534,896	5,444,298
1.01.01	Cash	711,473	123,428
1.01.02	Credits	2,215,887	1,682,192
1.01.02.01	Trade accounts receivable - Domestic Market	872,704	702,768
1.01.02.02	Trade Accounts Receivable - Export Market	1,446,458	1,080,337
1.01.02.03	Allowance for doubtful accounts	(103,275)	(100,913)
1.01.03	Inventories	1,045,181	832,916
1.01.04	Others	1,562,355	2,805,762
1.01.04.01	Marketable Securities	987,070	2,192,910
1.01.04.02	Withholding Income Tax and Social Contribution to Offset	5,128	4,668
1.01.04.03	Deferred Income Tax	123,763	213,372
1.01.04.04	Deferred Social Contribution	21,896	53,465
1.01.04.05	Dividends Receivable	68,643	68,643
1.01.04.06	Prepaid Expenses	30,861	42,341
1.01.04.07	Other	324,994	230,363
1.02	Long-Term Assets	3,407,720	3,266,334
1.02.01	Credits	27,066	28,312
1.02.01.01	Compulsory Loans - Eletrobras	27,066	28,312
1.02.02	Credit With Related Parties	1,420,244	1,310,366
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	1,420,244	1,310,366
1.02.02.03	Other Related Parties	-	-
1.02.03	Others	1,960,410	1,927,656
1.02.03.01	Deferred Income Tax	718,930	669,456
1.02.03.02	Deferred Social Contribution	71,823	72,353
1.02.03.03	Judicial Deposits	519,524	519,756
1.02.03.04	Securities Receivable	45,531	46,133
1.02.03.05	Marketable Securities	155,987	154,270
1.02.03.06	Recoverable PIS/PASEP	32,901	56,176
1.02.03.07	Prepaid Expenses	50,407	48,437
1.02.03.08	Investment Available for Sale	257,437	253,021
1.02.03.09	Others	107,870	108,054
1.03	Permanent Assets	16,185,554	15,753,321
1.03.01	Investments	3,676,105	3,120,001
1.03.01.01	In Affiliates	-	-
1.03.01.02	In Subsidiaries	3,676,105	3,120,001
1.03.01.03	Other Investments	-	-
1.03.02	Property, plant and Equipment	12,238,437	12,333,522
1.03.02.01	In Net Operation	12,049,460	12,151,205
1.03.02.02	Construction	71,671	66,249
1.03.02.03	Lands	117,306	116,068
1.03.03	Deferred	271,012	299,798

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
2	Total Liabilities	25,128,170	24,463,953
2.01	Current Liabilities	3,017,145	3,984,296
2.01.01	Loans and Financing	1,204,375	1,538,863
2.01.02	Debentures	583,255	577,938
2.01.03	Suppliers	307,232	243,033
2.01.04	Taxes and Contributions	602,450	592,602
2.01.04.01	Salaries and Social Contributions	65,726	46,897
2.01.04.02	Taxes Payable	334,443	324,695
2.01.04.03	Deferred Income Tax	148,736	162,507
2.01.04.04	Deferred Social Contribution	53,545	58,503
2.01.05	Dividends Payable	382	717,603
2.01.05.01	Dividends and Interest of Capital Stock Proposed	382	-
2.01.06	Provisions	11,805	12,570
2.01.06.01	Labor, Civil and Tax	11,805	12,570
2.01.07	Debt with Related Parties	-	-
2.01.08	Others	307,646	301,687
2.01.08.01	Accounts Payable - Affiliated Company	199,971	185,205
2.01.08.02	Others	107,675	116,482
2.02	Long-Term Liabilities	13,961,882	12,689,366
2.02.01	Loans and Financing	7,992,284	6,818,318
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	3,603,557	3,602,723
2.02.03.01	Labor, Civil, Fiscal and Environmental	563,961	588,818
2.02.03.02	For income Tax in judge	19,634	18,825
2.02.03.03	For Social Contribution in judge	82,188	42,585
2.02.03.04	Other Tax in judge	578,927	562,035
2.02.03.05	Deferred Income tax	1,734,446	1,757,691
2.02.03.06	Deferred Social Contribution	624,401	632,769
2.02.04	Debt with Related Parties	1,103,115	1,022,823
2.02.05	Others	362,926	345,502
2.02.05.01	Provision for Investment Devaluation	80,677	62,834
2.02.05.02	Others	282,249	282,668
2.03	Deferred Income	-	-
2.05	Stockholder’s Equity	8,149,143	7,790,201
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,885,196	4,946,563
2.05.03.01	Own Assets	4,885,196	4,946,563
2.05.03.02	Subsidiaries/Affiliates	-	-
2.05.04	Revenue Reserves	644,803	736,594
2.05.04.01	Legal	249,391	249,391
2.05.04.02	Estatutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Income	-	-
2.05.04.05	Profit Retentions	-	-
2.05.04.06	Especial For Non-Distributesd Dividends	-	-
2.05.04.07	Other Profit Reserves	395,412	487,203
2.05.04.07.01	For Investments	487,203	487,203
2.05.04.07.02	Treasury stocks	(91,791)	-
2.05.05	Retained Earnings	920,878	408,868

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 -04/01/2004	4 - 01/01/2004	5 -04/01/2003	6 - 01/01/2003
3.01	Gross Revenue from Sales and Services	2,673,941	4,586,082	1,856,982	3,502,414
3.02	Deductions from Gross Revenue	(358,105)	(681,888)	(305,900)	(559,298)
3.03	Net Revenue from Sales and Services	2,315,836	3,904,194	1,551,082	2,943,116
3.04	Cost of Goods and Services Sold	(1,258,589)	(2,121,690)	(855,692)	(1,555,436)
3.04.01	Depreciation, Depletion and Amortization	(197,650)	(353,715)	(147,077)	(264,729)
3.04.02	Others	(1,060,939)	(1,767,975)	(708,615)	(1,290,707)
3.05	Gross Profit	1,057,247	1,782,504	695,390	1,387,680
3.06	Operating Income/Expenses	(479,467)	(729,549)	(366,755)	(509,390)
3.06.01	Selling	(67,628)	(127,234)	(48,313)	(95,917)
3.06.01.01	Depreciation and Amortization	(1,835)	(3,607)	(1,511)	(3,030)
3.06.01.02	Others	(65,793)	(123,627)	(46,802)	(92,887)
3.06.02	General and Administrative	(62,754)	(109,917)	(61,228)	(113,925)
3.06.02.01	Depreciation and Amortization	(5,615)	(11,180)	(5,018)	(10,588)
3.06.02.02	Others	(57,139)	(98,737)	(56,210)	(103,337)
3.06.03	Financial	(436,639)	(811,074)	(107,911)	(123,887)
3.06.03.01	Financial Income	278,997	311,368	(845,354)	(982,636)
3.06.03.02	Financial Expenses	(715,636)	(1,122,442)	737,443	858,749
3.06.03.02.01	Amortization of Especial Exchange Variation	(25,542)	(53,043)	(33,425)	(67,498)
3.06.03.02.02	Foreign Exchange and Monetary loss, net	(456,743)	(535,728)	949,376	1,287,088
3.06.03.02.03	Financial Expenses	(233,351)	(533,671)	(178,508)	(360,841)
3.06.04	Other Operating Income	7,061	18,823	3,018	6,545
3.06.05	Other Operating Expenses	(31,489)	(54,323)	(27,069)	(5,645)
3.06.06	Equity Results of Subsidiaries and Affiliated Companies	111,982	354,176	(125,252)	(176,561)
3.07	Operating Income/Loss	577,780	1,052,955	328,635	878,290
3.08	Non-Operating Income/Loss	(729)	(783)	(6,758)	(12,159)
3.08.01	Income	1	3	6	25
3.08.02	Expenses	(730)	(786)	(6,764)	(12,184)
3.09	Income before taxes and participations/contributions	577,051	1,052,172	321,877	866,131
3.10	Provision for income tax and social contribution	(37,903)	(103,028)	(39,959)	4,630
3.11	Deferred Income Tax	(53,505)	(116,142)	(146,934)	(329,745)
3.12	Statutory Participations/Contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Stockholder’s Equity	-	-	-	-
3.15	Net Income (Loss) for the Period	485,643	833,002	134,984	541,016
	OUTSTANDING SHARES (THOUSANDS)	284,404	284,404	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)	1.70758	2.92894	0.00188	0.00754
	LOSS PER SHARE (R$)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 06/30/2004

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

(In thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas mill, and to improve their activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% participation in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Hereunder the configuration of the Quarterly Information form, the Parent Company and Consolidated Statements of changes in Financial Position and Cash Flow are presented on table “Other Information considered material by the Company”.

3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities Commission and IBRACON - Brazilian Institute of Accountants

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 14.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 13) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the unamortized net of the foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission (“CVM”), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on by independent actuarial studies (see note 26 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.

The swaps operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions.

(m) Treasury Shares

As established by CVM Instruction No. 10/80, treasury shares were recorded at the acquisition cost.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of June 30, 2004 and March 31, 2004 include the following direct and indirect subsidiaries and joint subsidiaries:

		Percentage share of total and voting capital stock (%)
Companies	Currency of Origin	6/30/2004	3/31/2004	Main Ativities

Direct Participation: Fully Consolidated
CSN Energy Corp.	US$	100.00	100.00	Participation in other companies through equity states
CSN Export Co.	US$	100.00	100.00	Financial Operation and Product Trading
CSN Islands Corp.	US$	100.00	100.00	Financial Operations
CSN Islands II Corp.	US$	100.00	100.00	Financial Operations
CSN Islands III Corp.	US$	100.00	100.00	Financial Operations
CSN Islands IV Corp.	US$	100.00	100.00	Financial Operations
CSN Islands V Corp.	US$	100.00	100.00	Financial Operations
CSN Islands VII Corp.	US$	100.00	100.00	Financial Operations
CSN Islands VIII Corp.	US$	100.00	100.00	Financial Operations
CSN Overseas	US$	100.00	100.00	Financial Operations
CSN Panama, S.A.	US$	100.00	100.00	Participation in other companies through equity states
CSN Steel Corp.	US$	100.00	100.00	Participation in other companies through equity states
CSN I S.A.	R$	100.00	99.67	Steel Marketing and participation in other companies through equity states
Cia. Metalic Nordeste	R$	99.99	99.99	Production of packings
Indústria Nacional de Aços Laminados - INAL S.A.	R$	99.99	99.99	Steel Products Service Center
FEM - Projetos, Construções e Montagens S.A.	R$	99.99	99.99	Assembly and Mantainance
Cia. Siderúrgica do Ceará - CSC	R$	99.99	99.99	Steel Marketing
CSN Energia S.A.	R$	99.90	99.90	Trading of Eletric Power
CSN Participações Energéticas S.A.	R$	99.70	99.70	Participation in other companies through equity states
Sepetiba Tecon S.A.	R$	20.00	20.00	Maritime Port Services
GalvaSud S.A.	R$	15.29		Steel Products Service Center

Direct Participation : Proportionally Consolidated
GalvaSud S.A.	R$		51.00	Steel Products Service Center
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	49.99	Logistics

Indirect Participation: Fully Consolidated
CSN Aceros, S.A.	US$	100.00	100.00	Participation in other companies through equity states
CSN Cayman Ltd.	US$	100.00	100.00	Financial Operation and Product Trading
CSN Iron, S.A.	US$	100.00	100.00	Financial Operations
CSN LLC	US$	100.00	100.00	Steel Marketing
CSN LLC Holding	US$	100.00	100.00	Participation in other companies through equity states
CSN LLC Partner	US$	100.00	100.00	Participation in other companies through equity states
Energy I Corp.	US$	100.00	100.00	Participation in other companies through equity states
Management Services Co., Inc.	US$	100.00	100.00	Services
Tangua Inc.	US$	100.00	100.00	Participation in other companies through equity states
GalvaSud S.A.	R$	84.71		Steel Products Service Center
Sepetiba Tecon S.A.	R$	80.00	80.00	Maritime Port Services

Indirect Participation: Proportionally Consolidated
Lusosider	EUR	50.00	50.00	Steel Marketing

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on June 30, 2004 –R$/US$3.1075 (R$/US$2.9086 on March 31, 2004) and EUR/US$1.22131 (EUR/US$1.23182 on March 31, 2004).

The gains/losses originated by this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These Financial Statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the preparation of the consolidated Financial Statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Consistent with the Financial Statements for the year ended December 31, 2003, the Company did not consolidate the investee MRS Logística S.A., due to the fact that it does not represent any relevant change to the consolidated economic unit. As of June 30, 2004 and March 31, 2004, the Company holds 32.22% of participation in the total capital stock and 18.72% in the investee voting capital stock.

The participation in Itá Energética S.A. is shown, as investment available for sale in long-term assets, therefore, was not consolidated. (See note 11)

The reconciliation between shareholders’ equity and net income for the year of the Parent Company and consolidated is as follows:

	Shareholder's equity		Net profit

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Parent company	8,149,143	7,790,291	833,002	541,016
Elimination of gains on inventories	(101,690)	(39,558)	(78,130)	(28,079)
Other adjustments	(1)	1	1,924	5

Consolidated	8,047,452	7,750,734	756,796	512,942

5. TRANSACTIONS WITH RELATED PARTIES

a) Assets

Companies	Accounts receivable	Financial Aplicattion	Mutua/ Current Accounts(1)	Debentures	Dividends Receivable	Advance for future capital	Advance to Suppliers	Total

CSN Cayman	336,939		268,282					605,221
CSN Export Co.	1,126,854							1,126,854
CSN Islands II Corp.	62							62
CSN Islands III Corp.	82							82
CSN Islands IV Corp.	51							51
CSN Islands V Corp.	61							61
CSN Islands VII Corp.	305							305
CSN Overseas			610,334					610,334
CSN Panama, S.A.	575		541,628					542,203
GalvaSud S.A.	24,398							24,398
INAL S.A.	17,072							17,072
MRS Logística S.A.	107							107
Exclusive Funds		911,416						911,416
CSN Energia S.A.	6				68,643			68,649
Others	140,209			36,000		54,031	19,418	249,658

Total on 06/30/2004	1,646,721	911,416	1,420,244	36,000	68,643	54,031	19,418	4,156,473

Total on 03/31/2004	1,221,898	2,121,474	1,310,366	36,000	68,643	54,031	29,647	4,842,059

b) Liabilities

	Loans and Financing				Accounts Payable	Suppliers

Companies	Prepayments	Fixed Rate Notes(2)	Investees Loans	Swap	Mutual/Current Accounts(1)	Associated Companies Inventory	Other	Total

CSN Cayman	54,902				106,626			161,528
CSN Export Co.	1,340,949				15,460			1,356,409
CSN Iron		1,878,678						1,878,678
CSN Islands III Corp.		237,796						237,796
CSN Islands V Corp.		484,377						484,377
CSN Islands VII Corp.		927,172						927,172
CSN Islands VIII Corp.		1,692,013			2,855			1,694,868
CSN Overseas	491,002		56,223		1,132,757			1,679,982
Banco Fibra				17,244				17,244
GalvaSud S.A.							54	54
INAL S.A.						3,961	529	4,490
MRS Logística S.A.							24,781	24,781
CSN Energia S.A.					45,387			45,387
Other					1		158,733	158,734

Total on 06/30/2004	1,886,853	5,220,036	56,223	17,244	1,303,086	3,961	184,097	8,671,500

Total on 03/31/2004	1,299,577	4,713,011	53,295	54,602	1,208,028	11,840	170,591	7,510,944

c) Result

	Income				Expenses

Companies	Revenues from sales and services	Interest and exchange variation	Others	Total	Revenues from sales and services	Interest and exchange variation	Total

CSN Cayman	233,827	42,854		276,681		18,273	18,273
CSN Export Co.	987,003	58,140		1,045,143		83,495	83,495
CSN Iron						218,639	218,639
CSN Islands II Corp.						5,596	5,596
CSN Islands III Corp.						28,131	28,131
CSN Islands IV Corp.						35,700	35,700
CSN Islands V Corp.						51,703	51,703
CSN Islands VII Corp.						83,227	83,227
CSN Islands VIII Corp.						111,290	111,290
CSN Overseas		55,522		55,522		149,470	149,470
CSN Panama, S.A.		49,363		49,363
Banco Fibra						79,432	79,432
GalvaSud S.A.	33,832			33,832	829		829
INAL S.A.	239,857			239,857	5,330		5,330
MRS Logística S.A.					73,744		73,744
Exclusive Funds		214,016		214,016
Others	39		6	45	146,156		146,156

Total on 06/30/2004	1,494,558	419,895	6	1,914,459	226,059	864,956	1,091,015

Total on 03/31/2004	1,126,898	(434,111)	72	692,859	230,979	(716,802)	(485,823)

CSN Cayman and CSN Iron – The Company has Indirect Participation through Energy Corp. and CSN Panama S.A, respectively

Other: CFN, CSC, Fundação CSN, CBS – Caixa Beneficente dos Empregados da CSN, FEM, Sepetiba Tecon S.A. ,Cia. Metalic Nordeste, CSN Aceros, CSN Steel, Lusosider, Itá Energética S.A., CSN I S.A. and CSN Participações Energéticas S.A.

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:
(1) CSN Cayman, CSN Export Co., CSN Overseas and CSN Panamá S.A. (part) - annual Libor + 3% p.y. –Indeterminate maturity.
CSN Panama S.A.(Part) - IGPM + 6% p.y – indeterminate maturity.
(2) Contracts in US$ - CSN Iron - interest of 9.5% p.y.. (1st tranche) and 8.25% p.y.(2st tranche) - maturity 1ª and 2ª tranche: 06/01/2007

        - CSN Islands III Corp - interest of 9.75%p.y. – Maturity: 04/22/2005
        - CSN Islands IV Corp - interest of 6.85%p.y. – Maturity: 06/04/2005
        - CSN Islands V Corp - interest of 7.875%p.y. – Maturity: 07/07/2005
        - CSN Island VII Corp - interest of 7.3 and 7.75% p.y. – Maturity: 09/12/2008
        - CSN Island VIII Corp - interest of 5.65% p.y. – Maturity: 12/16/2013

6. MARKETABLE SECURITIES

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Short term
Financial investment fund	911,416	2,121,474	1,054,245	2,218,778
Investments abroad (Time Deposit)	42,445	39,097	312,173	827,887
Fixed income investments	33,209	32,339	62,222	77,167

	987,070	2,192,910	1,428,640	3,123,832
Derivatives			199,152	370,446

	987,070	2,192,910	1,627,792	3,494,278

Long Term
Fixed income investments and debentures (net of probables losses and with holding income tax)	155,987	154,270	198,958	169,247

	155,987	154,270	198,958	169,247

	1,143,057	2,347,180	1,826,750	3,663,525

The Company management applies most of the Company’s financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation.

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Domestic market	872,704	702,768	1,044,815	936,626
Subsidiary and Associated Company	149,400	61,968
Other clients	723,304	640,800	1,044,815	936,626

Foreign market	1,446,458	1,080,337	688,604	412,030
Subsidiary and Associated Company	1,497,321	1,159,930
Other clients	36,147	16,390	688,604	426,573
Exportation Contract Advance	(87,010)	(95,983)		(14,543)

Allowance for doubtful accounts	(103,275)	(100,913)	(149,852)	(147,271)

	2,215,887	1,682,192	1,583,567	1,201,385

MAE

The Company’s subsidiary, CSN Energia, carries a balance receivable in respect of the sale and purchase of energy in the Wholesale Electric Energy Market – MAE that, as of June 30, 2004 amounted to R$111,228 (R$114,635 on March 31,2004).

From September 2000 to September 2002, the Company recorded the amounts determined in conformity with the statements provided by the MAE amounted to R$482,937 and until June 30, 2004, CSN received the amount of R$371,709 (R$368,302 until March 31, 2004).

Further, with the respect to the balance receivable as of June 30, 2004, R$77,496, it refers to amounts due by concessionaires and/or permissionaires under preliminary injunctions for suspending the corresponding payments. The Company’s Management understands that it is not necessary to set up a provision for doubtful accounts in view of the actions being taken by the Company and by the official sector agencies.

8. INVENTORIES

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Finished products	180,908	232,301	537,838	369,333
Products in process	187,945	157,552	203,236	167,850
Rawmaterials	433,272	226,516	408,655	267,452
Spare parts and maintenance supplies	225,847	216,281	265,427	251,570
Imports in progress	13,928	7,064	18,142	8,856
Provision for losses	(15,247)	(15,372)	(16,752)	(17,141)
Others	18,528	8,574	24,931	18,996

	1,045,181	832,916	1,441,477	1,066,916

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Current assets
Income tax	123,763	213,372	163,847	229,907
Social contribution	21,896	53,465	36,327	59,417

	145,659	266,837	200,174	289,324

Long-term assets
Income tax	718,930	669,456	726,252	681,698
Social contribution	71,823	72,353	74,458	76,774

	790,753	741,809	800,710	758,472

Current liabilities
Income tax	148,736	162,507	148,736	163,008
Social contribution	53,545	58,503	53,545	58,683

	202,281	221,010	202,281	221,691

Long-term liabilities
Income tax	1,734,446	1,757,691	1,773,388	1,794,171
Social contribution	624,401	632,769	624,401	632,769

	2,358,847	2,390,460	2,397,789	2,426,940

	6/30/2004	6/30/2003	6/30/2004	6/30/2003

Income
Income tax	(64,889)	(239,516)	(36,498)	(223,721)
Social contribution	(51,253)	(90,229)	(41,025)	(84,515)

	(116,142)	(329,745)	(77,523)	(308,236)

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	6/30/04				3/31/04

	Income Tax		Social Contribution		Income Tax		Social Contribution

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Assets
Non deductible provisions	46,128	142,502	16,606	51,301	112,768	178,671	40,597	50,504
Taxes under litigation		133,248				123,201
Taxes losses/ Negative basis	77,635	330,999	5,290		100,604	331,874	12,868
Goodwill amortization		7,804				7,018
Others		104,377		20,522		28,692		21,849

	123,763	718,930	21,896	71,823	213,372	669,456	53,465	72,353

Liabilities
Deferred exchange variation	12,534		4,512		18,920		6,811
Income tax and social contribution on revaluation reserve	93,000	1,729,605	33,480	622,658	93,000	1,752,850	33,480	631,026
Other	43,202	4,841	15,553	1,743	50,587	4,841	18,212	1,743

	148,736	1,734,446	53,545	624,401	162,507	1,757,691	58,503	632,769

The deferred assets related to income tax losses and social contribution negative basis were set up based on the history CSN’s profitability and on projections of future profitability, which were approved by Company’s Board of Directors. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the computation of the Consumer Price Index (“IPC”) of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (refer to note 19, item c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

	6/30/2004		3/31/2004

	IRPJ	CSL	IRPJ	CSL

Net income (Loss) before CSL and IRPJ	1,052,172	1,052,172	866,131	866,131
- Rate	25%	9%	25%	9%

Total	(263,043)	(94,695)	(216,533)	(77,952)
Adjustments to reflect the effective rate:
Equity Result	94,164	33,899	(44,937)	(16,177)
Relief of MAE Exposition	5,525	1,989	(20,009)	(7,203)
Earnings from foreign subsidiary	(43,202)	(15,553)	(40,967)	(14,748)
Reversal of part of "Plano Verão" provision	31,761		65,829	48,929
Temporary differences placed on deferred
Other permanent addition (writte off)	29,976	9	(1,175)	(172)

Parent Company’s current and deferred income tax and social contribution	(144,819)	(74,351)	(257,792)	(67,323)

Consolidated current and deferred income tax and social contribution	(129,722)	(68,516)	(258,271)	(67,815)

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court of the unconstitutionality of the Decrees no. 2,445/88 and no. 2,449/88, by the Senate Resolution no. 49/95, and based on the legal counsel opinion, the Company states on June 30, 2004 the amount of R$32,901 (R$56,176 on March 31, 2004) in respect of this credit, which includes principal and legal charges.

11. INVESTMENTS AVAILABLE FOR SALE

The Board of Directors decided to sell the company’s shareholding in Itá Energética and as a consequence, the investment balance was transferred to long term assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art 7º.

As of June 30, 2004, total assets amounts to R$257,437 (R$253,021 on March 31, 2004) and the equity result for 2004 amounts to a gain of R$8,746 (gain of R$5,323 on the first quarter of 2003), being R$4,416 on the second quarter (gain of R$47,533 on the second quarter of 2003). The realization estimated value of such asset is higher than the accounted balance as of June 30, 2004.

The Company held 48.75% of the capital of its subsidiary as of June 30, 2004 and March 31, 2004.

12. INVESTMENTS

a) Direct participation in subsidiary and jointly controlled companies

6/30/2004						3/31/2004

Companies	Number of shares (In Thousand)		% Ownership	Net Income (loss) For the quarter	Stockholders' equity (unsecurred liability)	% Ownership	Net Income (loss) For the quarter	Stockholders' equity (unsecurred liability)

	Common stock	Preferred stock

Steel and services
GalvaSud S.A.	11,765,407		15.29	(38,734)	375,937	51.00	(5,249)	7,643
CSN I S.A.	8,226,867	1	100.00	(57,479)	368,186	99.67		2
INAL S.A.	285,950		99.99	31,076	344,432	99.99	16,652	309,724
Cia. Metalic Nordeste	77,922	4,425	99.99	2,761	97,108	99.99	(1,705)	90,568
CSC	1,100		99.99	(2)	(4,592)	99.99
FEM	376		99.99	1,004	(33,551)	99.99	17,910	(35,808)

Corporative
CSN Overseas	272,951		100.00	(183,032)	1,073,628	100.00	141,858	1,185,087
CSN Energy Corp.	200,000		100.00	17,499	590,298	100.00	1,644	536,146
CSN Islands Corp.	50		100.00	(8)	148	100.00		145
CSN Panama, S.A.	17	11	100.00	39,101	741,523	100.00	40,132	656,760
CSN Export Co.	1		100.00	49,671	75,799	100.00	18,717	23,364
CSN Islands II Corp.	1		100.00	(18)	(1,873)	100.00		(1,736)
CSN Islands III Corp.	1		100.00	(8)	(629)	100.00	(1)	(582)
CSN Islands IV Corp.	1		100.00	(9)	(108)	100.00	(1)	(92)
CSN Islands V Corp.	1		100.00	(9)	(170)	100.00	(1)	(151)
CSN Islands VII Corp.	1		100.00	(7)	(309)	100.00	(83)	(282)
CSN Islands VIII Corp.	1		100.00	(13,598)	(25,701)	100.00	(9,260)	(11,201)
CSN Steel Corp.	1		100.00	(3,606)	11,755	100.00	1,666	11,152

Energy and infrastructure
MRS Logistica S.A	35,085	74,289	32.22	46,177	361,689	32.22	34,874	315,512
Sepetiba Tecon S.A.	62,220		20.00	(10,619)	(21,911)	20.00	(4,883)	(11,291)
CFN	36,306		49.99	(6,455)	(18,721)	49.99	(8,493)	(12,266)
CSN Energia S.A.	1		99.90	870	178,579	99.90	835	177,709
CSN Participações Energéticas S.A.	1		99.70		1	99.70		1

b) Investment Movement

3/31/2004			6/30/2004

Companies	Investment Balance	Balance of (provision for loss)	Addition (Retirements)	Equity result	Net Goodwill (Negative Goodwill)	Investment Balance	Balance of (provision for loss)	Consolidated

Steel and services
GalvaSud S.A.	3,898			53,583		57,481
CSN I S.A.	2		425,663	(57,478)		368,187
INAL S.A.	309,717			34,708		344,425
Cia. Metalic Nordeste	199,548		3,780	2,761	(3,144)	202,945		105,846
CSC		(4,591)		(1)			(4,592)
FEM		(35,808)	1,252	1,005			(33,551)

	513,165	(40,399)	430,695	34,578	(3,144)	973,038	(38,143)	105,846
Corporative Center
CSN Overseas	1,185,087			(111,459)		1,073,628
CSN Energy Corp.	536,145			54,153		590,298
CSN Islands Corp.	146			2		148
CSN Panama, S.A.	656,760			84,763		741,523
CSN Export Co.	23,364			52,435		75,799
CSN Islands II Corp.		(1,736)		(137)			(1,873)
CSN Islands III Corp.		(582)		(47)			(629)
CSN Islands IV Corp.		(91)		(17)			(108)
CSN Islands V Corp.		(151)		(19)			(170)
CSN Islands VII Corp.		(282)		(27)			(309)
CSN Islands VIII Corp.		(11,201)		(14,500)			(25,701)
CSN Steel Corp.	11,152			603		11,755

	2,412,654	(14,043)		65,750		2,493,151	(28,790)
Energy and infrastructure
MRS Logistica S.A.	101,670			14,880		116,550		116,550
Sepetiba Tecon S.A.		(2,259)		(2,124)			(4,383)
CFN		(6,133)		(3,228)			(9,361)
CSN Energia S.A.	92,511			854		93,365
CSN Participações Energéticas S.A.	1					1

	194,182	(8,392)		10,382		209,916	(13,744)	116,550

	3,120,001	(62,834)	430,695	110,710	(3,144)	3,676,105	(80,677)	222,396

(1)	Do not include Itá Energetica equity result . See note 11
(2)	Do not include the indirect subsidiaries investment balances. See amounts as follows in the note “d) Goodwill/Negative goodwill and other indirect investments” of this note.
(3)	The equity result of GalvaSud S.A. comprises the elimination of non-realized gains among the companies.

c) Additional Information about the Investees

• GalvaSud S.A.

Incorporated on May 26, 1998, through a partnership between CSN (51,0%) and Thyssen-Krupp Stahl AG (49,0%), it initiated its operational activity in December 2000. it has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded “blanques” directed to the automobile industry.

On June 22, 2004 CSN I S.A. became part of the investment through the acquisition of 8,262,865,920 common shares, paid with credits related to the full payment of all GalvaSud S.A. financial debts, and also acquired the shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of 15.29% of GalvaSud S.A. and CSN I S.A., CSN’s full controlling company, of 84.71%.

• Industria Nacional de Aços Laminados - INAL

As of April 30, 2003, in continuing the process of corporate reorganization, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA – CSN Indústira de Aços Revestidos S.A. to Indústria Nacional de Aços Laminados – INAL S.A.

The Company aims to be CSN’s arm in the commercialization and reprocessing of steel products in terms of being a service and distribution center.

• Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, Incorporated on November 27, 2002, based at Maracanaú, in the state of Ceará, it is the manufacture of packings in steel and interest in other companies.

The goodwill of R$125,759, recorded upon acquisition of the investment, has its economical foundation based by the future rentability of the company’s assets, as Metalic is the only manufacturer of two pieces steel can. Metalic has 5.5% of the market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To June 30, 2004, the Company amortized R$19,913 of this goodwill, of which R$6,288 in 2004 (R$13,625 up to December 31, 2003).

• FEM

The Company was incorporated on April 22, 1976 with the objective of rendering services on steel structure assembly and its aggregates.

On June 02, 2002, as a CSN decision, the Company closed down its activities.

• MRS Logística S.A.

Incorporated on September 20, 1996, through a privatization auction. The Company’s main objective is to explore and develop the inland transit’s public service at the Southeastern network.

MRS transports the ore from Casa de Pedra to UPV Mill and the imported raw material through the Sepetiba Port. It also links the Presidente Vargas Mill to the Ports of Rio de Janeiro and Santos and also to the state of São Paulo, the principal CSN market.

• CFN

Incorporated on July 18, 1997, through a privatization auction. It has as main objective, the exploration and development of the cargo railroad transport public service at the southeastern network.

• Sepetiba Tecon S.A.

Investment made on September 3, 1998, through a privatization auction. The objective is to exploit the nº1 Containers Terminal of the Sepetiba Port, located in Sepetiba, state of Rio de Janeiro.

On November 7, 2003, CSN and Companhia Vale do Rio Doce - CVRD entered into a contract for the purchase and sale of investments that provided the Company with the full control of Sepetiba Tecon through the acquisition of 62,5% of the share participation of its controlling company CSN Aceros.

• CSN Energia S.A.

Company incorporated on October 27, 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN hold participation.

d) Goodwill, negative goodwill and other indirect participations

As of June 30, 2004, the Company and its subsidiaries maintained on their consolidated balance sheet the net amount of R$170,439 of investment goodwill, negative goodwill and other indirect participation, as follows: Lusosider Projectos Sierúrgicos S.A. – negative goodwill of R$56,561 based on the expectation of future losses; GalvaSud S.A. – goodwill of R$139,205, based on the expectation of future gains with amortization defined for five years; Tangua Inc. – goodwill of R$81,078 based on the expectation of future profits with amortization defined for five years; Indústria Nacional de Aços Laminados – INAL S.A. –goodwill of R$6,669 based on the expectation for future profits with the amortization defined for five years and R$48 of other indirect participation.

e) Additional Information about indirect participation abroad.

CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the ex Heartland Steel Inc. located in Terre Haute, state of Indiana – EUA and is a complex comprising cold rolling, hot coil seraping line and galvanization line.

On October 13, 2003, CSN through its subsidiary CSN Panamá, S.A., recorded an increase in the capital of Tangua Inc. with the capitalization of account receivables amounting to US$175 million and became the holder of 100% of each capital share through its subsidiaries CSN LLC Holding and CSN LCC Partner is the holder of all shares of CSN LLC shares.

Lusosider

Lusosider Aços e Planos S.A. was incorporated in 1996 providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The company is located in Seixal, Portugal and is engaged in a galvanization line and tin plates.

On June 18, 2003, the Company through its subsidiary CSN Steel Corp., acquired from Espírito Santo investment bank 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., holder of Lusosider Aços e Planos S.A., which represents 50% of the total capital of Lusosider’s capital in the amount of EUR10,8 million (US$11,8 million).

13. PROPERTY, PLANT AND EQUIPMENT

	Effective rates for depreciations, depletion and amortization ( % p.a)	Parent Company

		6/30/2004			3/30/2004

		Cost	Accumulated depreciation depletion and amortization	Net	Net

Land		117,306		117,306	116,068
Machinery and equipment	6.76	10,729,931	(880,118)	9,849,813	10,051,639
Buildings	4.00	905,779	(39,229)	866,550	768,081
Furnitures and fixtures	10.00	93,391	(81,101)	12,290	12,932
Mines and mineral deposits	0.40	1,236,793	(6,062)	1,230,731	1,232,100
Other asset items	20.00	170,995	(80,919)	90,076	86,453

		13,254,195	(1,087,429)	12,166,766	12,267,273

Construction in progress		71,671		71,671	66,249

Parent company		13,325,866	(1,087,429)	12,238,437	12,333,522

Consolidated		14,533,654	(1,425,442)	13,108,212	13,034,186

At the Extraordinary General Shareholders’ Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermal mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred.

At the Extraordinary General Shareholders’ Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report, considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,769,704 for the assets, already net of the depreciation.

As of June 30, 2004 and March 31, 2004, the assets provided as guarantee of financial operations amounted R$1,775,695.

Depreciation, depletion and amortization for the first semester of 2004 amounted to R$350,938 (R$268,039 for the first semester of 2003), of which R$344,037 (R$260,140 for the first semester of 2003) charged to cost of production and R$6,901 (R$7,899 for the first semester of 2003) charged to selling, general and administrative expenses (amortization of deferred charges not included).

The amount of depreciation, depletion and write off of revalued assets of the controlling company charged to results for each year is transferred in the stockholders equity, in an equal amount from the revaluation reserve to retained earnings. During the first semester of 2004, this total net of the income tax and social contribution aggregated R$122,876 (R$79,080 for the first semester of 2003).

Construction in progress is mainly comprised of a set of investment plans aiming at the technological updating and development in order to maintain the company’s competitiveness on the national and international markets. The main plans are geared to projects for protection of environment, cost reduction, infrastructure and automation and information technology. The total financial charges capitalized in the first semester of 2004 for construction in progress amounted to a net expenditure of R$2,053 (net revenue of R$27,890 in the first semester of 2003).

14. DEFERRED CHARGES

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Defered exchange variation	1,360,636	1,360,636	1,376,338	1,368,644
( - ) Accumulated amortization	(1,310,499)	(1,284,957)	(1,326,201)	(1,290,963)
Information technology projects	165,425	165,304	170,452	170,331
( - ) Accumulated amortization	(89,325)	(80,993)	(92,044)	(83,462)
Other projects	199,230	188,153	313,123	291,093
( - ) Accumulated amortization	(54,455)	(48,345)	(87,365)	(82,789)

	271,012	299,798	354,303	372,854

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the first semester of 2004 amounted R$ 28,437 (R$ 20,011 on the first semester of 2003), of which R$ 20,527 (R$ 14,250 on the first semester of 2003) appropriated to production cost and R$ 7,910 (R$ 5,761 on the first semester of 2003) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27 and November 1, 2001, respectively the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year.

The Company deferred the exchange variation in the amount of R$1,360,636 in September 2001 and until June 30, 2004 amortized R$1,310,499 (R$53,043 on the first semester of 2004). The balance will be amortized until 2004, the net movement being as follows:

Deferements	Deferred exchange variation	Accumulated depreciation including loan settlement				Balance to be amortized on 2004

		2001	2002	2003	2004 (1st semester)

2001	1,360,636	(615,173)	(511,944)	(130,339)	(53,043)	50,137

15. LOANS, FINANCING AND DEBENTURES

	Parent Company				Consolidated

	6/30/2004		3/31/2004		6/30/2004		3/31/2004

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

FOREIGN CURRENCY

Prepayment	289,698	1,731,111	276,431	1,134,718	367,785	1,264,986	164,407	731,149
ACC	46,775		81,934		46,775		81,934
Fixed Rate Notes	292,921	4,927,115	387,913	4,325,098	290,873	3,245,265	375,584	3,284,778
BNDES/Finame	165,029	749,516	155,091	742,949	172,981	754,442	162,994	752,422
Financed Imports	140,720	239,745	187,601	234,674	161,399	265,849	347,108	247,777
Bilateral	55,762	96,267	54,011	121,449	55,762	96,267	54,011	121,449
Others	19,875	72,479	20,261	73,543	73,488	124,080	51,578	133,497

	1,010,780	7,816,233	1,163,242	6,632,431	1,169,063	5,750,889	1,237,616	5,271,072

LOCAL CURRENCY

BNDES/Finame	47,447	169,051	47,990	178,887	52,907	181,011	103,466	186,916
Debentures (Note 16)	583,255	900,000	577,938	900,000	583,255	900,000	577,938	900,000
Others	65,068	7,000	61,448	7,000	15,695	21,913	14,907	21,325

	695,770	1,076,051	687,376	1,085,887	651,857	1,102,924	696,311	1,108,241

Total Loans and Financing	1,706,550	8,892,284	1,850,618	7,718,318	1,820,920	6,853,813	1,933,927	6,379,313

SWAP	81,080		266,183		104,598		361,723

Total Loans and Financing + SWAP	1,787,630	8,892,284	2,116,801	7,718,318	1,925,518	6,853,813	2,295,650	6,379,313

On June 30, 2004, the long-term amortization schedule is shown below:

	Parent Company	Consolidated

2005	829,059	829,047
2006	1,195,358	1,218,890
2007	2,174,429	574,774
2008	1,916,749	1,414,252
2009	247,573	262,180
2010 to 2024	2,529,116	2,554,670

	8,892,284	6,853,813

Interest is applied to the external and domestic loans and financing and debentures, at the following annual rates as of June 30, 2004:

	Parent Company	Consolidated

Up to 7%	3,893,879	3,489,694
Between 7.1 to 9%	2,347,013	4,169,216
Between 9.1 to 11%	4,283,544	952,625
Above 11%	155,478	167,796

	10,679,914	8,779,331

Breakdown of total debt by currency of origin:

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

U.S. Dollar	55.21	55.25	75.43	69.92
Yen	25.83	21.41	0.82	1.85
Long-term interest rates - TJLP	2.03	2.31	2.59	3.33
CDI	11.35	12.38	13.81	14.03
Basket of currencies	1.91	2.04	2.47	3.45
Other currencies	3.67	6.61	4.88	7.42

	100.00	100.00	100.00	100.00

The Company carries out derivative operations, in accordance with Note 17, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees provided for the loans and financing amount to R$4,475,614 as of June 30, 2004 (R$3,855,220 on March 31, 2004), and comprise mainly fixed assets items, bank guarantees, prepayment operations and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies, as mentioned in Note 18.

Fund raisings made by the Company through its subsidiaries during the first semester of 2004 are as follows:

Subsidiary	Description	Principal (US$ million)	Issuance	Term (year)	Maturity	Interest rate (p.y.)

CSN Islands VIII Corp.	Notes	200	January/2004	10	December/2013	9.75%
CSN Export Co.	Receivables securitization	162	June/2004	8	May/2012	7.427%

16. DEBENTURES

(a) First Issue

As approved at the Extraordinary Stockholders' General Meeting and ratified at the Board of Directors Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures nominatives and non convertible, with no guarantee or preference, with unit nominal value of R$10. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total notional amount of R$690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders’ equity as capital reserve.

The nominal unit value is being monetarily restated, added by the respective remuneration “pro-rata temporis”, being the first issue corrected by CDI plus 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer’s.

In conformity with the provisions of “Private Deed for Issuance of Non-convertible unsecured Debentures of Companhia Siderúrgica Nacional’s First Issuance “ of February 10, 2002, and in compliance with the provisions of CVM instruction nº 358, the Company’s Board of Directors approved at the meeting held on January 7, 2004 the redemption of all debentures of second series, covered by the deed, representing a total of 15,000 (fifteen thousand) debentures, which was done on February 9, 2004.

On June 30, 2004 and March 31,2004, the Company repurchased 2,345 debentures of the first series.

(b) Second Issue

As approved at the Board of Directors meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 nominative, non convertible debentures, unsecured and without preference in one sole series, for the nominal unit value of R$10. Such debentures were issued for the total amount of R$400,000, being the credits arose from the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded in the stockholders investment as a capital reserve.

The unit notional amount is updated monetarily stated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the CDI Cetip. Maturity is foreseen for December 1, 2006.

c)Third issue

As approved at the Board of Directors meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 nominative and non convertible debentures, unsecured and without preference in two series, at the unit notional amount of R$10. Such debentures were issued for the total value of R$500,000, being the credits arose from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in stockholders’ investment as a Capital Reserve.

The notional amount of the 1st series is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of CDI Cetip and the 2nd series by the IGP-M plus 10% p.y. The maturity of the 1st series is foreseen for December 1, 2006 and of the 2nd series for December 1, 2008.

The deeds for the issue of these three series of debentures have certain restrictive covenants, which have been duly complied with.

17. FINANCIAL INSTRUMENTS

General Considerations

The Company’s business includes specially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of June 30, 2004, R$6,919,952 of the Company’s consolidated debt were denominated in foreign currency.(R$6,508,688 as of March 31, 2004) As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations, that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in the Parent Company’s balance sheet accounts as of June 30, 2004, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Investment and Goodwill in jointly owned subsidiary - INEPAR	3,727	1,076
Loans and financing (short and long term)	10,679,914	10,789,235

On June 30, 2004 the consolidated position of derivative agreements outstanding was as follows:

Agreement

	Date	Expiration date	Reference value	Market value

Foreign exchange Swap	Sundry	01/07/2004 a 12/01/2005	US$ 521.202 mil	(R$102,237)
Variable income Swap (*)	Sundry	5/2/2005	US$ 49.223 mil	R$199,150
"Cap" Interest Options (semestral Libor)	03/28/2001	12/31/2004	US$ 100.000 mil

(*) Refers to no cash swap that, at the end of the contract, the counterpart shall remunerate the variation of variable income assets, inasmuch the subsidiary of CSN Overseas undertake to remunerate the same notional updated value at the pre-fixed rate of 11.5% per annum.

Considering the loss position in the exchange and interest derivatives, the Company recorded the respective market values.

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on June 30, 2004, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

18. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided (collateral signature and guarantees):

Companies	In Million			Expiration Date	Conditions

	Currency	6/30/04	3/31/04

Cia. Metalic Nordeste	R$	4.8	4.8	5/15/2008	Invoices/guarantee given to Banco Santos ref. contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	7.2	1/27/2003 to 1/30/2006	Invoices/guarantee given to BEC and ABC Brasil ref. working capital contracts
Cia. Metalic Nordeste	R$	20.1	20.1	1/15/2006	Guarantee given to the BNDES, for contracts ref. financing of machinery and equipment
CSN Cayman Ltd.	US$	50.0		7/28/2004	Installment of guarantee for the CSN pre-payment operation
CSN Iron	US$	79.3	79.3	6/1/2007	Promissory Note of Eurobond operation
CSN Islands III	US$	75.0	75.0	4/21/2004	Installment of guarantee for the CSN emission of Bonds
CSN Islands V	US$	150.0	150.0	7/7/2005	Installment of guarantee for the CSN emission of Bonds
CSN Islands VII	US$	275.0	275.0	9/12/2008	Installment of guarantee for the CSN emission of Bonds
CSN Islands VIII	US$	550.0	350.0	12/16/2013	Installment of guarantee for the CSN emission of Bonds
INAL S.A.	R$	3.6	3.6	3/15 and 4/15/2006	Guarantee for equipment financing
INAL S.A.	US$	1.4	1.4	3/26/2008	Guarantee for equipment financing
Sepetiba Tecon S.A.	US$	33.5	34.5	12/30/2004 to 09/15/2013	Guarantee for equipment implementation terminal financing

19. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	6/30/2004		3/31/2004

	Deposits	Contingent liability	Deposits	Contingent liability

Short Term:
Labor		5,978		7,149
Civil		5,827		5,421

Parent Company		11,805		12,570

Consolidated		11,805		12,570

Long Term:
Labor	17,949	55,456	17,669	57,150
Civil	4,076	48,093	3,606	40,511
Fiscal	279,118	1,039,339	280,100	1,053,192
Income Tax	125,271	19,634	125,271	18,825
Social Contribution	93,110	82,188	93,110	42,585

Parent Company	519,524	1,244,710	519,756	1,212,263

Consolidated	543,237	1,357,795	542,281	1,309,616

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable.

a) Labor litigation dispute:

As of June 30, 2004, CSN was the defendant in 4,189 labor claims (3,018 on March 31,2004, which required a provision in the amount of R$61,434 (R$64,299 on March 31, 2004). Most of the lawsuits are related to solidary and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government’s economic policies.

The lawsuits related to subsidiary responsibility are originated from the non payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility, which have been reducing over the time, tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

The higher increase in labor claims has been originated from the demand for the difference between the 40% fine over FGTS and the deposited FGTS amount, due to government’s economic policies. This is a still controversial issue, waiting for unified understanding.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of June 30, 2004 the Company accrued the amount of R$53,920 (R$45,932 on March 31, 2004).

c) Tax Litigation Dispute:

Income Tax and Social Contribution

The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to computation of the Consumer Price Index - IPC, occurred in 1989, by a percentage of 51.87%.

In February 2003, part of a favorable final decision by the Federal Regional Court of the 1st Region was judged, granted to CSN the right to recognize part it’s claim, by the percentage of 42.72%, deducting the monetary stated of 12.51% applied to the calculation of the income tax and social contribution. The Company continues to claim the unfavorable part.

As a consequence, in 2003 CSN recorded the amount of R$161,789 for reversal of part of the relates provision for contingency and set up R$207,390 of income tax (IRPJ) and social contribution (CSL) tax credits related to this claim.

As of June 30, 2004 and March 31, 2004, the Company has recorded R$218,381 as judicial deposit and a provision of R$101,822 (R$61,410 on March 31, 2004).

In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL. On August 21, 2003 a decision was given by the 2nd Team of the Federal Revenue Agency that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. As of June 30, 2004, the Company set up the provision for contingencies in the amount of R$377,195(R$413,437 as of March 31, 2004).

PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. As provision amounts to R$245,138 as of June 30, 2004 (R$256,747 on March 31,2004), which includes legal charges.

The Company obtained a favorable sentence in the first stage of appeal and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of June 30, 2004 is R$235,270 (R$210,707 on March 31, 2004), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents.

The Company recorded judicial deposits and its corresponding provision in the amount of R$22,051 on June 30, 2004 (R$21,497 on March 31, 2004), includes legal charges.

The first instance court decision was unfavorable and the process is currently sub–judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, due to the fact that the issue is very recent. According to the Company’s lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5,1989 to October 16, 1996. The provision as of June 30, 2004 amounts to R$33,145 (R$31,283 on March 31, 2004), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$49,489 (R$45,854 on March 31, 2004) are being accrued as of June 30, 2004, including legal charges.

The sentence at the first stage of appeal was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company’s lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), whose amount as of June 30, 2004 aggregated R$77,051 (R$73,667 on March 31, 2004) including legal additions.

20. STOCKHOLDERS’ EQUITY

	Paid in Capital	Reserves	Retained Earnings	Treasury Shares	Total Shareholders Equity

Balance 12/31/2003	1,680,947	5,761,985			7,442,932

Realization of revaluation net of income tax and social contribution		(61,509)	61,509
Net income for the quarter			347,359		347,359

Balance 03/31/2004	1,680,947	5,700,476	408,868		7,790,291

Realization of revaluation reserve net of income tax and social contribution		(61,367)	61,367
Net income for the quarter			485,643		485,643
Interim dividends (R$0.1228 per share)			(35,000)		(35,000)
Treasury share				(91,791)	(91,791)

Balance 6/30/2004	1,680,947	5,639,109	920,878	(91,791)	8,149,143

(a) Capital stock

At the Ordinary/Extraordinary Shareholders’ General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, for splitting the shares whereby each share would be represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares to 1 share, which will result in the reverse splitting of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

Consequently the Company’s share capital on June 30, 2004 is comprised of 286,917,045 common shares (71,729,261,430 on March 31, 2004), all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Treasury Shares

On April 27, 2004 the Board of Directors approved the purchase of up to 4,705,880 shares issued by the Company to be held in treasury and subsequent sale and/or cancellation. The period for acquisition is 3 months starting on April 28, 2004.

Treasury shares position as of June 30, 2004 is as follows:

Number of shares purchased until 6/30/2004 (in units)	Total value paid for shares	Share unit cost			Market value of shares in 6/30/2004

		Minimum	Maximum	Average

2,513,200	91,791	33.30	38.05	36.52	94,119

While held in treasury, the shares will have no proprietorship or political rights.

(c) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company’s fixed assets approved by the Extraordinary General Stockholders’ Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company’s fixed assets at market value. The objective of such procedure is for the financial statements to reflect assets value at a value closer to their replacement value, in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the dispositions of CVM Deliberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(d) Capital composition

On June 30, 2004, the capital is comprised as follows:

	Nunber of shares (In thousand)

	Common	%

Vicunha Siderurgia S.A.	133,348	46.89%
Caixa Beneficente dos Empregados da CSN - CBS	10,420	3.66%
Several (ADR - NYSE)	49,413	17.37%
Other (Shares - appox. 10 thousand)	91,223	32.08%

Outstanding stocks	284,404	100.00%
Treasury shares	2,513

Total stocks	286,917

(e) Investment Policy and Payment of Interest on Stockholders’ Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404/76, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with the obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

(f) Interim dividends

On June 14, 2004, CSN Board of Directors, in accordance with article 17, item VIII of the Company’s by laws and article 204, paragraphs 1 and 2 of Law no. 6,404/76, approved the payment of interim dividends to shareholders, from the income of the year ended March 31, 2004, in the amount of R$35,000, representing payments of R$0,1228 per outstanding share, excluding those 2,087 thousand treasury shares at that date, and not requiring the withholding of income tax, as established by legislation in force.

21. NET REVENUES AND COST OF PRODUCTS SOLD

	Parent Company

	6/30/2004			6/30/2003

	Tons (In thousand)	Net Revenues	Cost of Products Sold	Tons (In thousand)	Net Revenues	Cost of Products Sold

Domestic Market	1,575	2,479,280	1,363,070	1,568	2,035,026	1,058,274
Foreign Market	859	1,217,503	642,929	704	737,460	415,598

Steel Products	2,434	3,696,783	2,005,999	2,272	2,772,486	1,473,872

Domestic Market		196,673	110,477		160,785	77,355
Foreign Market		10,738	5,214		9,845	4,209

Other Sales		207,411	115,691		170,630	81,564

	2,434	3,904,194	2,121,690	2,272	2,943,116	1,555,436

	Consolidated

	6/30/2004			6/30/2003

	Tons (In thousand)	Net Revenues	Cost of Products Sold	Tons (In thousand)	Net Revenues	Cost of Products Sold

Domestic Market	1,624	2,629,278	1,404,942	1,490	2,012,800	1,061,909
Foreign Market	867	1,540,514	813,477	730	959,386	97,900

Steel Products	2,491	4,169,792	2,218,419	2,220	2,972,186	1,159,809

Domestic Market		231,706	170,228		189,408	444,427
Foreign Market		26,023	5,215		12,015	4,209

Other Sales		257,729	175,443		201,423	448,636

	2,491	4,427,521	2,393,862	2,220	3,173,609	1,608,445

22. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission (“CVM”), providing the means to evaluate the performance in all Company’ business segments.

	Consolidated

	Steel and Services	Corporative	Energy and Infrastructure	Total

Net Revenue	4,413,683		13.838	4,427,521
Cost of Products and services sold	(2,352,360)		(41,502)	(2,393,862)

Gross Profit	2,061,323		(27,664)	2,033,659
Operational income and expenses
Sales expenses	(278,821)		(739)	(279,560)
Administrative expenses		(136,075)	(7,809)	(143,884)
Other Operation Incomes (expenses)	(12,050)	(1,294)	(43)	(13,387)

	(290,871)	(137,369)	(8,591)	(436,831)
Net Financial Result		(246,817)		(246,817)
Net Exchange and Monetary Variation		(426,404)		(426,404)
Equity Adjustments	27,546	(8,988)		18,558

Operating Income	1,797,998	(819,578)	(36,255)	942,165
Non-Operation losses	12,869			12,869

Income before income tax and social contribution	1,810,867	(819,578)	(36,255)	955,034
Income Tax and Social Contribution	(474,329)	263,764	12,327	(198,238)

Net Income	1,336,538	(555,814)	(23,928)	756,796

23. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Financial expenses:
Loans and financing - foreign currency	(113,039)	(48,933)	(283,886)	(96,093)
Loans and financing - Brazilian currency	(132,739)	(121,165)	(125,972)	(137,823)
With subsidiaries	(217,640)	(101,880)
PIS/COFINS on financial revenues	(28,679)	(19,696)	(29,887)	(20,088)
Fiscal interest, fine and interest on arrears	17,460	(7,038)	16,386	(8,819)
CPMF	(47,600)	(34,585)	(50,339)	(38,160)
Other financial expenses	(11,434)	(27,544)	(34,520)	(34,254)

	(533,671)	(360,841)	(508,218)	(335,237)

Financial Income:
With subsidiaries	31,274	2,044
Yield on Financial Application net of provision for losses	2,878	(196,490)	(4,556)	(185,229)
Exchange Swap	253,876	(804,818)	235,096	(752,310)
Other Income	23,340	16,628	30,861	28,449

	311,368	(982,636)	261,401	(909,090)

Net financial income	(222,303)	(1,343,477)	(246,817)	(1,244,327)

Monetary Variation
- Assets	4,758	7,000	4,859	4,456
- Liabilities	(10,571)	(29,755)	(10,749)	(32,860)

	(5,813)	(22,755)	(5,890)	(28,404)

Exchange Variation
- Assets	178,095	(253,568)	144,489	(213,032)
- Liabilities	(708,010)	1,563,411	(510,380)	1,170,771
- Amortization of deferred foreign exchange variation	(53,043)	(67,498)	(54,623)	(68,832)

	(582,958)	1,242,345	(420,514)	888,907

Net monetary and exchange variations	(588,771)	1,219,590	(426,404)	860,503

24. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ Million

	6/30/2004	3/31/2004

Revenue
Sales of products and services	4,561	3,479
Allowance for doubtful accounts	(5)	5
Non-operating income	(1)	(12)

	4,555	3,472

Input purchased from third parties
Raw material used up	(1,032)	(714)
Cost of products and services	(570)	(423)
Materials, energy, third-party services and others	(188)	(131)

	(1,790)	(1,268)

Gross value-added	2,765	2,204

Retention
Depreciation, amortization and depletion	(182)	(158)
Net produced value-added	2,583	2,046

Value-added transferred
Income from equity states	354	(177)
Financial income/Exchange variation	494	(1,229)

	848	(1,406)

Total value-added to distribute	3,431	640

VALUE-ADDED DESTINATION
Staff and charges	210	200
Taxes, charges and contributions	990	946
Interest and exchange variation	1,275	(1,126)
Dividends and interest of capital stock	35
Retained earnings (loss)	921	620

Value-added destinated	3,431	640

25. STATEMENT OF EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ Million

	Parent Company		Consolidated

	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Net Income	3,904	2,943	4,428	3,173
Gross Profit	1,783	1,388	2,034	1,565
Operating Expeses (sales, general and administrative)	(237)	(210)	(423)	(338)
Depreciation (cost of product sold and operating expenses)	368	278	402	295

EBITDA	1,914	1,456	2,013	1,522

EBITDA-MARGIN %	49%	50%	46%	48%

26. EMPLOYEES’ PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, as legal entity of social security end, with no lucrative end and authorized to function by the deliberation nº1964, of December 28, 1979, from the Ministry of Social Security. CBS congregates CSN employees, of CSN related companies and entity itself, and provided they sign the assent agreement and its activities are conducted by the law nº109, of May29, 2001.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Oficial Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 01/11/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension in activity, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of June 30, 2004 and March 31, 2004, the plans are presented as follows:

	6/31/2004	30/3/2004

Members	18,713	18,819

In activity	7,399	7,454
Retired employees	11,314	11,365

Distribution of members by benefit plan:

35% of Average Salary Plan	5,913	5,988
Active	21	46
Retired employees	5,892	5,942

Supplementary Average Salary Plan	5,170	5,557
Active	67	443
Retired employees	5,103	5,114

Combined Supplementary Benefits Plan	7,630	7,274
Active	7,311	6,965
Retired employees	319	309

Linked beneficiaries:	5,426	5,449

35% of average salary plan	4,212	4,251
Supplementary average salary plan	1,169	1,153
Combined supplementary benefits plan	45	45

Total of members / Beneficiaries	24,139	24,268

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors’responsibility in 240 monthly and successive installments being the 1st to 12th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans’ balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON –“Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, in conformity with the report dated January 30, 2004.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated to the first semester of 2004 the amount of R$14,904,(R$39,597 in the first semester of 2003) in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which, added to related contribution private pension fund outlay, totaled R$36,696(R$56,614 in the first semester of 2003).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve in sufficionary was deduced from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in count this amortizing contribution; The Company, however, based on its legal and actuarial advises understands that such contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of “Plano Milênio” (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor’s contribution corresponds to an equal counterpart of the participants’ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor’s contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount foreseen of R$2,385 in 2004 (R$1,455 in 2003).

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology Used	Unit Methods of Projects Credits

Nominal discount Rate for actuarial obligation	13.4% a.y ( 8% real and 5% inflation)
Expected rate of return on plan assets	13.4% a.y ( 8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for estimated benefits increase	INPC + 0% (5.00%)
Estimated long term inflation rate	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Expected turnover rate	1% ao p.y
Probability of entering retirement	The first time the participant qualifies for a benefit

CSN do not have obligations on other after-employees benefit.

27.SUBSEQUENT EVENTS

  Debenture issuance

On July 27, 2004, the Board of Directors approved the issuance and subsequent sale of debentures, in the amount of up to R$750 million at the issuance date, in order to raise resources for the constitution of a liquid reserve. Those will be registered, book-entry debentures, not convertible into shares, and will have a maturity of 5 years.

  Repurchase of shares

At the same date the Board of Directors approved a new purchase of up to 7,200,000 shares issued by the Company to be held in treasury and for subsequent sale and/or cancellation, in conformity with article 3 of CVM Instruction No. 10/80, through trading at the São Paulo Stock Market (Bovespa). The period for acquisition is of 3 months starting on August 2, 2004 and ending on November 1, 2004.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 06/30/2004

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS OF THE COMPANY’S PERFORMANCE FOR THE QUARTER

Production and Production Costs

  Production

Output volumes in the second quarter of 2004 totaled 1.4 million tons of crude steel and 1.2 million tons of rolled finished products. In the first half of 2004, the production of crude steel reached 2.7 million tons, equivalent to a 4% increase, while rolled finished product also increased by 4%, reaching 2.4 million tons. These increases are the result of continuous efforts to improve productivity.

  Production Costs (Parent Company)

In 2004, total production costs were higher than in 2003 (38% when comparing quarters and 36% between semesters). This increase is explained mainly by the higher imported raw materials prices – as a result of the supply and demand unbalance in the international market, driven by increased internal consumption in China.

In 1H04, coal and coke costs were R$237 million higher, with the major effect impacting the second quarter. During the quarter, these costs represented 34% of the total - an 11 percentage points (p.p.) increase to 1Q04 and a 10 p.p. difference from 2Q03. Therefore, dollar-denominated or dollar-linked costs represented 47% of the cash costs in 2Q04.

Higher crude steel output in 2004 also contributed to an increase in the consumption of materials in general. However, our costs were also effected by the increase in electrical energy tariffs. The non-cash effect of higher depreciation (resulting from assets revaluation and CSN Paraná start-up) corresponded to an R$82 million increase.

Net Revenues

Sales volumes of finished products and slabs reached 1.4 million tons in the quarter, up 20% compared to the same period of last year. In the domestic market, sales rose 11%, representing 63% of total Sales in the quarter. In the same comparison, export Sales increased by 40%. In 1H04, we highlight the 12% increase in total volume, and 19% higher export sales.

In 2Q04, consolidated net revenues grew 61% reaching R$2,562 million, due to a better product mix, with higher participation of coated products, 34% increase in average prices and greater sales volume. Sales in the domestic market accounted for 62% of the net revenues in quarter, while domestic volume represented 63% of the total, this difference is a result of the effect of better international prices on export revenues. In 1H04, this situation is more balanced with both domestic revenues and volume representing 65%.

For the parent company, exports were largely to the United States of America and Europe, which represented 37% and 34% of total volume, respectively. This mainly reflects our operations with CSN LLC and Lusosider. Exports for Asia and Latin America were 15% and 10% of export volumes, respectively. Since CSN LLC and Lusosider sales are made in their respective regions, CSN consolidated sales showed substantially the same distribution worldwide.

Gross Profit, Operational Income and EBITDA

  Gross Profit

Gross profit for 2Q04 increased by R$449 million when compared to 2Q03 and by R$352 million compared to 1Q04. Gross margin was stable at 47%, as higher steel prices offset the increases in raw materials. In relation to the previous quarter, gross margin increased by 1.5 p.p. In 1H04, gross income increased by 30%, but the gross margin was 3.4 p.p. lower, given our new investments abroad, which are reflected in the consolidated figures as of the second half of 2003.

  Operational Income

In 2Q04, operational income reached R$939 million, compared to R$549 million in 2Q03. This R$390 million increase reflects the higher gross profit, partially offset by greater operational expenses mostly due to higher sales expenses, as a consequence of higher export volumes and freight costs. Operational income in the first half of 2004 grew by 31%.

  EBITDA

EBITDA reached R$1,180 million in the second quarter, a 61% increase compared to the R$735 million registered in the same period of last year. Compared to 2Q03, EBITDA margin was stable at 46%, but it was 1.3 p.p. up first quarter margin. In 1H04, EBITDA was over R$2 billion, with a 46% margin, representing a 32% increase.

Financial Results

Financial results (which include financial revenues and expenses as well as results from net exchange and monetary variation, but exclude amortization of deferred exchange losses) totaled negative R$443 million in the quarter, compared to negative R$265 million in the same period of last year, due to a higher cost of net debt in the period as explained below. For the same reason, the financial result in 1H04 was a negative R$619 million, compared to a negative R$315 million for the same period in 2003.
Deferred Exchange Losses: Total amortization of deferred exchanges losses due to the real devaluation in 2001 was R$26 million in 2Q04, compared to R$34 million in 2Q03. The balance to be amortized in 2004 is R$50 million.

Net Income

As a consequence, consolidated net income was R$424 million in the 2Q04, 264% higher than the net income of R$116 million registered in the same period of 2003, and 27% higher than 1Q04. In 1H04, net income reached R$757 million, a R$244 million increase over 1H03.

Net Debt/EBITDA = 1.5 x

At June 30, 2004, consolidated net debt totaled R$5,998 million, R$1,269 higher than net debt on March 31, 2004. This increase is related to greater working capital (especially given the strategic increase in raw material inventories, in the amount of R$371 million, and higher accounts receivable in the amount of R$383 million, especially for exports), the payment of R$752 million in dividends and interest on equity and to the increase to 100% interest in GalvaSud, an approximate impact of R$300 million. Current net debt/annualized EBITDA ratio is 1.5x, in line with the expectations announced in the 2003 earnings release.
We seek to hedge our exposure net of financial assets and liabilities, accounts receivable and payable denominated in foreign currency and investments in offshore affiliates (registered in the Equity Results line), as a result of which the amount of the exposure hedged by currency swaps is approximately US$1 billion. As a result, financial results on a standalone basis are partially exposed to the foreign rate.
For the full year 2004 the net debt cost is expected to remain at 100% of CDI, as previously disclosed.

Capex

At the first half of 2004, total capital expenditures were R$521 million. The highlight, once more, was the capex related to CSN Paraná, besides projects related to maintaining the operating and technological excellence of the facilities and the remaining Galvasud’s capital acquisition, which corresponded to R$306 million.

Recent Events

On July 27, 2004, CSN’s Board of Directors approved the following corporate and financial events:

  a new Share Buyback Program, for a 90-day period, as of August 2, of up to 7,200,000 shares, pursuant to the limits and provisions set on CVM Instruction # 10/80.

  approval to issue debentures in the domestic maket, in the amount of up to R$750 million for a 5 year period, at an indicated rate between 103% and 108% of “DI rate over extra group”.

In June, CSN announced a number of corporate and financial events, as described below:

  Acquisition, through its 100% subsidiary CSN I S.A, of the 49% stake owned by ThyssenKrupp Stahl in GalvaSud S.A. for R$89 million. In addition, as a part this transaction, debts in the amount of R$425 million were paid in the same month.

  Approval to pay intermediate dividends of R$35 million (R$0.1228 per outstanding share) beginning on June 15.

  Issuance of US$162 million in export receivables, with an 8-year maturity and interest rate of 7.427% p.a.

  Approval of an investment of approximately US$43 million to build a plant aiming to processing slag and its by-product (cement), which shall use as principal raw material the slag produced in the Company’s blast furnances. Such investment aims to increase the level of use of its slag production and create better efficiency in the steel process. Such investment is still subject to the approval of an adequate financing structure.

Outlook

Despite the higher share of the international markets in 2Q04, we reiterate our estimate of a maximum 35% export mix. Our consolidated annual sales volume should be slightly above 2003 volumes, as the decision to outsource hot-rolled coils was revised and the supply of most of CSN LLC`s and Lusosider’s slabs and hot rolled needs was kept, which did not happen during 2003. We will loose in volume but gain in consolidated margins.
We have not witnessed any fall in international prices and believe that, given the continued high levels of global demand and unfavorable conditions to the expansion of the supply, international prices will remain favourable at least until the end of this year. The current lag between domestic and international prices is around US$50 for less value-added products like hot and cold-rolled.
In terms of costs for the second half, we maintain the expectations for the previously announced increase in coal costs and, until the end of 3Q04, the high coke prices. Export freight, which had increased over 50% in 2003, has fallen, and returned to early 2003 levels. For the year, we expect to slightly increase our consolidated EBITDA margin compared to the 45.5% margin of the first half.
Regarding cash flow, the increase in strategic inventories of coal and the increased focus in the international market during this last quarter, led to a greater requirement of working capital. We are working for this to return to normal levels during the second half. Another factor that we do not expect again in 2004 is the intermediate distribution of dividends and interest on equity. Therefore, CSN’s net debt should return, until the end of the year, to levels closer to a Net Debt/EBITDA ratio of 1x.

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR	CORPORATE LAW
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Date – 06/30/2004

00403-0 COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – PROJECTS OF INVESTMENTS

OPERATIONAL INVESTMENTS

The expenses with the main projects on the second quarter of 2004 were:

Description	Value R$’000

Improvement in the coke batteries #1, 4 and 5	4,676
Replacement in the steel laddles	3,710
HC cutting line installation	1,956
Cutting Machines adaptation	1,450
Steel Plant automation	1,437
Modernization of the picking continuum lines #3 and 4	1,065
Capacity increase of Liquid Metal Overhead Cranes	936
Steel works gasholder back repair	899
Replacement of Reducers and Lamellar Games	822
Box Annealing Furnace #1 - Base process control	789
Slurry Yard	679
#3 Coke oven battery revamp	497
#3 Lime Furnace Revamp	442
Sinter Plant #2 Exhaustion Motors Start up Control	317
Torpedo Cars modification and repair	260
Replacement of PLC’s of Electotinning Lines #5 and 6	235
Sinter Plant #2 revamp	120
Gas I System revamp - Phase 1	118

20,408

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

	Parent Company		Consolidated

	2004	2003	2004	2003

SOURCES OF FUNDS
Funds provided by operations
Net income (loss) for the period	833,002	541,016	756,796	512,942
Expenses (income) not affecting working capital
- Monetary and foreign exchange variation and long term accrued charges (net)	433,789	(1,029,658)	345,388	(451,829)
- Equity pick up and amortization of goodwill	(354,176)	176,561	(18,558)	(10,900)
- Write-offs of permanent assets	650	614	1,103	1,118
- Depreciation/depletion/amortization	368,502	278,346	402,569	294,991
- Amortization of deferred foreign exchange variation	53,043	67,498	54,623	68,832
- Deferred income tax and social contribution	(145,148)	162,585	(143,349)	164,998
- Provision for contingent liabilities PIS/COFINS/CPMF	75,320	63,254	75,320	63,768
- Employee’s Pension Fund Provision	14,904	39,597	14,640	40,429
- Deferred Income Variations			28,607
- Others	(21,335)	(130,129)	(17,218)	(122,907)
	1,258,551	169,684	1,499,921	561,442
Funds Provided by Others
Loans and financing resources	2,194,711	1,061,488	1,171,588	800,712
Decrease in other long term assets	66,270	23,328	54,132	30,335
Increase in other long term liabilities	75,805	144,664	95,717	113,449
Others	10,873	(740)	17,499	10,015
	2,347,659	1,228,740	1,338,936	954,511
TOTAL SOURCES OF FUNDS	3,606,210	1,398,424	2,838,857	1,515,953

USES OF FUNDS
Funds used in permanent assets
Investments	438,663	43,145	139,205	(66,250)
Property, plant and equipment	159,726	534,150	341,851	201,330
Deferred assets	21,582	65,091	40,238	38,272
	619,971	642,386	521,294	173,352
Other
Interest on stockholder’s equity/dividends	35,000	506,138	35,000	506,138
Treasury stocks	91,791		91,791
Transfer of loans and financing to short-term	1,218,160	732,862	1,227,853	544,744
Increases in long-term assets	76,974	580,177	96,956	29,964
Decrease in long-term Liabilities	2,487	81,096	33,810	69,238
Other		5		(12)
	1,424,412	1,900,278	1,485,410	1,150,072
TOTAL USES OF FUNDS	2,044,383	2,542,664	2,006,704	1,323,424

INCREASE (DECREASE) IN NET WORKING CAPITAL	1,561,827	(1,144,240)	832,153	192,529

CHANGES IN NET WORKING CAPITAL
Current Assets
At end of period	5,534,896	3,974,601	6,253,120	4,197,045
At beginning of period	5,507,669	4,257,340	6,775,380	4,227,070
	27,227	(282,739)	(522,260)	(30,025)
Current Liabilities
At end of period	3,017,145	4,304,915	3,188,105	4,506,081
At beginning of period	4,551,745	3,443,414	4,542,518	4,728,635
	(1,534,600)	861,501	(1,354,413)	(222,554)
INCREASE (DECREASE) IN NET WORKING CAPITAL	1,561,827	(1,144,240)	832,153	192,529

	Parent Company		Consolidated

	2004	2003	2004	2003

Cash Flow from operating activities
Net income (loss) for the year	833,002	541,016	756,796	512,942
Adjustments to reconcile the net income for the year
with the resources from operating activities:
- Amortization of deferred exchange variation	53,043	67,498	54,623	68,832
- Net monetary and exchange variation	630,953	(1,402,979)	459,650	(914,632)
- Provision for loan and financing charges	458,872	285,942	426,915	216,906
- Depreciation/ depletion/ amortization	368,502	278,346	402,569	294,991
- Write off of permanent assets	650	614	1,103	1,118
- Equity pick up and amortization of good will	(354,176)	176,561	(18,558)	(10,900)
- Deferred income tax and social controbution	116,142	329,745	77,523	308,236
- Provision Swap / Forward	(512,826)	1,054,390	(515,467)	1,054,390
- Provision marked to market		(238,174)		(238,174)
- Employee’s Pension Fund Provision	14,904	39,597	14,640	40,429
- Other provisions	96,009	(24,770)	72,227	(40,313)
	1,705,075	1,107,786	1,732,021	1,293,825
(Increase) decrease in assets:
- Accounts receivable - trade	(359,778)	(171,515)	(472,628)	4,822
- Inventories	(403,025)	(162,267)	(547,904)	(250,338)
- Judicial Deposits	(39,240)	(26,089)	(41,709)	(30,726)
- Credits with subsidiary and associated companies	(195,305)	(367,332)	1,024	(1,595)
- Carryforward taxes	118,215	(66,690)	115,885	(76,292)
- Others	50,705	58,701	5,443	8,050
	(828,428)	(735,192)	(939,889)	(346,079)
Increase (decrease) in liabilities
- Suppliers	(96,306)	(14,834)	(48,407)	24,314
- Salaries and payroll charges	16,483	32,474	20,275	33,285
- Taxes	(211,604)	(16,882)	(201,356)	(9,485)
- Accounts payable - Subsidiary Companies	6,874	(22,910)
- Option Hedge premium		186,187		180,812
- Other	(830)	(55,943)	76,062	(130,266)
	(285,383)	108,092	(153,426)	98,660
Net resources from operating activities	591,264	480,686	638,706	1,046,406

Cash Flow from financing activities
- Investments	(438,663)	(43,145)	(139,205)	66,250
- Property, plant and equipment	(157,674)	(562,039)	(339,799)	(222,675)
- Deferred assets	(21,582)	(65,091)	(40,238)	(38,272)
Net resources used on investing activities	(617,919)	(670,275)	(519,242)	(194,697)

Cash Flow from investing activities
Financial Funding
- Loans and Financing	2,241,462	2,296,501	1,713,135	2,042,856
	2,241,462	2,296,501	1,713,135	2,042,856
Payments
- Financial Institution
- Principal	(1,414,950)	(958,637)	(1,802,864)	(1,691,227)
- Charges	(450,468)	(294,684)	(453,591)	(245,267)
- Interest on stockholder’s equity/dividends	(752,226)	(798,977)	(752,226)	(798,977)
- Treasury stocks	(91,791)		(91,791)
	(2,709,435)	(2,052,298)	(3,100,472)	(2,735,471)
Net resources from (to) financing activities	(467,973)	244,203	(1,387,337)	(692,615)

Increase (decrease) in cash and cash equivalents	(494,628)	54,614	(1,267,873)	159,094
Cash and cash equivalents, beginning of period	2,193,171	850,278	3,650,707	1,186,347
Cash and cash equivalents, end of period	1,698,543	904,892	2,382,834	1,345,441

Additional cash flow information
Monetary variation and interest capitalized	2,052	(27,889)	2,052	(21,345)

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
1	Total Assets	22,224,921	22,365,781
1.01	Current Assets	6,253,120	6,670,519
1.01.01	Cash	954,194	282,388
1.01.02	Credits	1,583,567	1,201,385
1.01.02.01	Trade accounts receivable - Domestic Market	1,044,815	936,626
1.01.02.02	Trade Accounts Receivable - Export Market	688,604	412,030
1.01.02.03	Allowance for doubtful accounts	(149,852)	(147,271)
1.01.03	Inventories	1,441,477	1,066,916
1.01.04	Others	2,273,882	4,119,830
1.01.04.01	Marketable Securities	1,627,792	3,494,278
1.01.04.02	Withholding Income Tax and Social Contribution to Offset	10,391	9,422
1.01.04.03	Deferred Income Tax	163,847	229,907
1.01.04.04	Deferred Social Contribution	36,327	59,417
1.01.04.05	Dividends Receivable	-
1.01.04.06	Prepaid Expenses	36,442	52,030
1.01.04.07	Others	399,083	274,776
1.02	Long-Term Assets	2,116,451	2,043,083
1.02.01	Credits	27,407	28,653
1.02.01.01	Compulsory Loans - Eletrobras	27,407	28,653
1.02.02	Credit With Related Parties	-	-
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other Related Parties	-	-
1.02.03	Others	2,089,044	2,014,430
1.02.03.01	Deferred Income Tax	726,252	681,698
1.02.03.02	Deferred Social Contribution	74,458	76,774
1.02.03.03	Judicial Deposits	543,237	542,281
1.02.03.04	Securities Receivable	45,653	46,256
1.02.03.05	Recoverable PIS/PASEP	33,097	56,360
1.02.03.06	Prepaid Expenses	84,404	82,905
1.02.03.07	Investment Available for Sale	257,437	253,021
1.02.03.08	Marketable Securities	198,958	169,247
1.02.03.09	Others	125,548	105,888
1.03	Permanent Assets	13,855,350	13,652,179
1.03.01	Investments	392,835	245,139
1.03.01.01	In Affiliates	-	-
1.03.01.02	In Subsidiaries	392,835	245,139
1.03.01.03	Other Investments	-	-
1.03.02	Property, Plant and Equipment	13,108,212	13,034,186
1.03.02.01	In Operation Net	12,893,310	12,825,954
1.03.02.02	Construction	85,983	81,026
1.03.02.03	Land	128,919	127,206
1.03.03	Deferred	354,303	372,854

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 06/30/2004	4 - 03/31/2004
2	Total Liabilities	22,224,921	22,365,781
2.01	Current Liabilities	3,188,105	4,137,661
2.01.01	Loans And Financing	1,342,263	1,717,712
2.01.02	Debentures	583,255	577,938
2.01.03	Suppliers	439,227	337,575
2.01.04	Taxes and Contributions	641,343	620,520
2.01.04.01	Salaries and Social Contributions	81,710	60,994
2.01.04.02	Taxes Payable	357,352	337,835
2.01.04.03	Deferred Income Tax	148,736	163,008
2.01.04.04	Deferred Social Contribution	53,545	58,683
2.01.05	Dividends Payable	382	717,603
2.01.06	Provisions	11,805	12,570
2.01.06.01	Labor, Civil and Tax	11,805	12,570
2.01.07	Debt with Related Parties	-	-
2.01.08	Others	169,830	153,743
2.02	Long-Term Assets	10,954,261	10,442,419
2.02.01	Loans and Financing	5,953,813	5,479,313
2.02.02	Debentures	900,000	900,000
2.02.03	Provisions	3,755,584	3,736,556
2.02.03.01	Labor, Civil, Fiscal and Environmental	677,046	686,171
2.02.03.02	For income Tax in judge	19,634	18,825
2.02.03.03	For Social Contribution in judge	82,188	42,585
2.02.03.04	Other Tax in judge	578,927	562,035
2.02.03.05	Deferred Income tax	1,773,388	1,794,171
2.02.03.06	Deferred Social Contribution	624,401	632,769
2.02.04	Debt with Related Parties	-	-
2.02.05	Others	344,864	326,550
2.02.05.01	Provision for Investment Devaluation	-	-
2.02.05.02	Others	344,864	326,550
2.03	Deferred Income	35,103	34,967
2.04	Minority Interest	-	-
2.05	Stockholder’s Equity	8,047,452	7,750,734
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,885,196	4,946,563
2.05.03.01	Own Assets	4,885,196	4,946,563
2.05.03.02	Subsidiaries/Affiliates	-	-
2.05.04	Revenue Reserves	644,803	736,594
2.05.04.01	Legal	249,391	249,391
2.05.04.02	Estatutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Income	-	-
2.05.04.05	Profit Retentions	-	-
2.05.04.06	Especial For Non-Distributesd Dividends	-	-
2.05.04.07	Other Profit Reserves	395,412	487,203
2.05.04.07.01	For Investments	487,203	487,203
2.05.04.07.02	Treasury stocks	(91,791)
2.05.05	Retained Earnings	819,187	369,311

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 -04/01/2004	4 - 01/01/2004	5 -04/01/2003	6 - 01/01/2003
3.01	Gross Revenue from Sales and Services	2,999,802	5,261,618	1,956,400	3,831,735
3.02	Deductions from Gross Revenue	(437,431)	(834,097)	(367,962)	(658,126)
3.03	Net Revenue from Sales and Services	2,562,371	4,427,521	1,588,438	3,173,609
3.04	Cost of Goods and Services Sold	(1,369,553)	(2,393,862)	(844,608)	(1,608,445)
3.04.01	Depreciation, Depletion and Amortization	(211,248)	(380,864)	(155,401)	(280,236)
3.04.02	Others	(1,158,305)	(2,012,998)	(689,207)	(1,328,209)
3.05	Gross Profit	1,192,818	2,033,659	743,830	1,565,164
3.06	Operating Income/Expenses	(711,843)	(1,091,494)	(437,015)	(716,331)
3.06.01	Selling	(154,606)	(279,560)	(100,063)	(203,691)
3.06.01.01	Depreciation and Amortization	(2,130)	(4,263)	(1,775)	(3,555)
3.06.01.02	Others	(152,476)	(275,297)	(98,288)	(200,136)
3.06.02	General and Administrative	(80,821)	(143,884)	(71,096)	(134,332)
3.06.02.01	Depreciation and Amortization	(8,973)	(17,442)	(7,384)	(15,186)
3.06.02.02	Others	(71,848)	(126,442)	(63,712)	(119,146)
3.06.03	Financial	(469,412)	(673,221)	(298,951)	(383,824)
3.06.03.01	Financial Income	93,965	261,401	(784,435)	(909,090)
3.06.03.02	Financial Expenses	(563,377)	(934,622)	485,484	525,266
3.06.03.02.01	Amortization of Especial Exchange Variation	(26,454)	(54,623)	(34,091)	(68,832)
3.06.03.02.02	Foreign Exchange and Monetary loss, net	(318,772)	(371,781)	690,543	929,335
3.06.03.02.03	Financial Expenses	(218,151)	(508,218)	(170,968)	(335,237)
3.06.04	Other Operating Income	11,128	23,423	9,575	21,878
3.06.05	Other Operating Expenses	(29,241)	(36,810)	(32,949)	(27,262)
3.06.06	Equity Results of Subsidiaries and Affiliated Companies	11,109	18,558	56,469	10,900
3.07	Operating Income/Loss	480,975	942,165	306,815	848,833
3.08	Non-Operating Income/Loss	12,530	12,869	(4,485)	(9,805)
3.08.01	Income	13,403	13,448	1,249	1,359
3.08.02	Expenses	(873)	(579)	(5,734)	(11,164)
3.09	Income before taxes and participations/contributions	493,505	955,034	302,330	839,028
3.10	Provision for income tax and social contribution	(46,242)	(120,715)	(50,872)	(17,850)
3.11	Deferred Income Tax	(23,752)	(77,523)	(135,065)	(308,236)
3.12	Statutory Participations/Contributions	-	-	-	-
3.12.01	Paticipations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Stockholder’s Equity	-	-	-	-
3.14	Minority interest	-	-	-	-
3.15	Net Income (Loss) for the Period	423,511	756,796	116,393	512,942
	OUTSTANDING SHARES (THOUSANDS)	284,404	284,404	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)	1.48912	2.66099	0.00162	0.00715
	LOSS PER SHARE (R$)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

By:	/S/ Lauro Henrique Campos Rezende
Lauro Henrique Campos Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.